# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Better Home & Finance Holding Co, CIK 0001835856
CUSIP: 08774B508
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007
Date of event which requires filing of this statement: 04/28/2025
Amends the filing with accession number 0001193125-23-227730
Filed by CIK 0001065521
Persons authorized to receive notices and communications: Stephen Lam, 69 Grosvenor St., Mayfair, London, United Kingdom (X0), W1K 3JP, 44 0207 629 0431

## Reporting persons
- SoftBank Group Corp. (CIK 0001065521): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 0; shared voting power 1,254,813; sole dispositive power 0; shared dispositive power 1,254,813; aggregate amount beneficially owned 1,254,813 (12.8% of the class)
- SVF II Beaver (DE) LLC (CIK 0001990707): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,241,313; sole dispositive power 0; shared dispositive power 1,241,313; aggregate amount beneficially owned 1,241,313 (12.6% of the class)
- SVF II Holdings (DE) LLC (CIK 0001883900): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,241,313; sole dispositive power 0; shared dispositive power 1,241,313; aggregate amount beneficially owned 1,241,313 (12.6% of the class)
- SVF II Aggregator (Jersey) L.P. (CIK 0001883559): type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); source of funds: other (OO); sole voting power 0; shared voting power 1,241,313; sole dispositive power 0; shared dispositive power 1,241,313; aggregate amount beneficially owned 1,241,313 (12.6% of the class)
- SoftBank Vision Fund II-2 L.P. (CIK 0001787613): type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); source of funds: other (OO); sole voting power 0; shared voting power 1,241,313; sole dispositive power 0; shared dispositive power 1,241,313; aggregate amount beneficially owned 1,241,313 (12.6% of the class)
- SB Global Advisers Limited (CIK 0001883884): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 1,241,313; sole dispositive power 0; shared dispositive power 1,241,313; aggregate amount beneficially owned 1,241,313 (12.6% of the class)
- SB Northstar LP (CIK 0001818296): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 13,500; sole dispositive power 0; shared dispositive power 13,500; aggregate amount beneficially owned 13,500 (0.1% of the class)
- Silver Brick Management PTE. LTD. (CIK 0001991269): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 0; shared voting power 13,500; sole dispositive power 0; shared dispositive power 13,500; aggregate amount beneficially owned 13,500 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Better Home & Finance Holding Co
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007
Comment:
EXPLANATORY NOTE

This Amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on September 1, 2023 (as amended to date, the "Schedule 13D"), relating to the shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of Better Home & Finance Holding Company, a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Exchange of Convertible Notes

On April 28, 2025, pursuant to the terms of the Exchange Agreement and as previously disclosed, the Exchange Agreement closed. As a result, SB Northstar LP exchanged the Convertible Notes for the Senior Secured Notes and $110,000,000 in cash consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference to this Item 5. All share numbers presented herein reflect a 1-for-50 reverse stock split effected by the Issuer on August 16, 2024.

The information presented herein sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 9,211,349 shares of Class A Common Stock outstanding as of March 10, 2025, as disclosed in the Issuer's Annual Report on Form 10-K filed with the SEC on March 19, 2025. The calculations presented herein assumes, as applicable, (i) the conversion of all shares of Class B Common Stock and Class C Common Stock by SVF II Beaver (DE) LLC and (ii) the exercise of the Warrants by SB Northstar LP.

SVF II Beaver (DE) LLC is the record owner of (i) 628,553 shares of Class A Common Stock, (ii) 137,545 shares of Class A Common Stock underlying Class B Common Stock that are currently convertible and (ii) 475,215 shares of Class A Common Stock underlying Class C Common Stock that are currently convertible. SB Northstar LP is the record owner of 13,500 shares of Class A Common Stock underlying the Warrants that are currently exercisable.

SoftBank, which is a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SBGA, which has been appointed as manager and is responsible for making final decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.'s investments, including as held by SVF II Beaver (DE) LLC. SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II Beaver (DE) LLC. As a result of these relationships, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by SVF II Beaver (DE) LLC.

SoftBank is the parent company of Silver Brick Management PTE. LTD., which has been appointed as investment manager of SB Northstar LP and is responsible for making voting and investment decisions with respect to SB Northstar LP's investments. As a result of these relationships, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by SB Northstar LP.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference to this Item 5.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed herein, during the past 60 days, none of the Reporting Persons nor Related Persons has effected any transactions in the Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- SoftBank Group Corp.: /s/ Yuko Yamamoto, Yuko Yamamoto, Head of Corporate Legal Department (04/30/2025)
- SVF II Beaver (DE) LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (04/30/2025)
- SVF II Holdings (DE) LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (04/30/2025)
- SVF II Aggregator (Jersey) L.P.: /s/ Michael Johnson, Michael Johnson, Director (04/30/2025)
- SoftBank Vision Fund II-2 L.P.: By: SB Global Advisers Limited, its Manager, /s/ Stephen Lam, Stephen Lam, General Counsel (04/30/2025)
- SB Global Advisers Limited: /s/ Stephen Lam, Stephen Lam, General Counsel (04/30/2025)
- SB Northstar LP: /s/ Stephen Lam, Stephen Lam, Director (04/30/2025)
- Silver Brick Management PTE. LTD.: /s/ Kozo Aramaki, Kozo Aramaki, Director (04/30/2025)